EXHIBIT 99.1

UROPLASTY REPORTS FISCAL FIRST QUARTER 2013
FINANCIAL RESULTS

~Sales of Urgent® PC in the U.S. up 64% to $2.5 Million in the Fiscal First Quarter~
~Sequential Growth of Active Customers and Lead Set Boxes for Urgent PC in the U.S.~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, July 26, 2012 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the first quarter of fiscal 2013 ended June 30, 2012.

Global sales grew 20% to $5.6 million for the first quarter of fiscal 2013, compared with $4.7 million in the fiscal first quarter a year ago. Sales in the U.S. increased 40%, driven by a 64% increase in sales of the Urgent® PC Neuromodulation System.  U.S. sales of Macroplastique were up 16% from the prior year.

Sales and other key metrics related to Urgent PC in the U.S. continued to demonstrate sequential quarterly progress in the fiscal first quarter of 2013.  Sales in the first quarter totaled $2.5 million, 9% over $2.3 million in sales in the fiscal fourth quarter of 2012.  The number of active customers of Urgent PC in the U.S increased sequentially to 577 in the first quarter compared with 538 in the fourth quarter of fiscal 2012.  The Company sold 3,283 lead set boxes in the fiscal first quarter compared with 3,023 in the fiscal fourth quarter of 2012.  Utilization in the fiscal first quarter increased to 5.7 lead set boxes per active customer compared with 5.6 in the fourth quarter.

“These first quarter results are a positive start to our new fiscal year, demonstrating solid traction on all of the key metrics for our U.S. Urgent PC operation,” said David Kaysen, President and CEO of Uroplasty.  “Execution of our strategy to bring on new physician customers and expand utilization within our existing accounts is going well.  Since the administrative process for submitting Medicare claims in Florida was streamlined last quarter, we have seen growth in customers and sales in that region.  We are aggressively pursuing our opportunities in the Mid-Atlantic region following the decision by Novitas Solutions (formerly Highmark Medicare Services) to provide coverage of percutaneous tibial nerve stimulation (PTNS) effective April 9th.  With Novitas, PTNS treatments are covered by 11 of the 13 regional Medicare carriers.”

“We also continue to expand our presence with private insurers.  Last week we announced that EmblemHealth, one of the largest private insurance payers in the northeastern U.S., will offer reimbursement for PTNS treatments.  EmblemHealth covers approximately 2.8 million lives in New York and New Jersey and we believe this represents a very promising market for Urgent PC.  We are currently working to maximize these new opportunities and expect continued growth of Urgent PC in fiscal 2013,” continued Mr. Kaysen.

First Quarter Fiscal 2013 Results

Urgent PC sales in the U.S. were $2.5 million in the fiscal first quarter ended June 30, 2012, compared with $1.5 million in the same quarter last year, an increase of 64%.  Macroplastique sales in the U.S. totaled $1.5 million in the recent first quarter compared to $1.3 million in the same quarter last year.

Net sales to customers outside of the U.S. for the fiscal first quarter totaled $1.5 million, a decrease of 14% from $1.8 million in the prior fiscal year’s first quarter.  Excluding the impact of fluctuations in foreign currency exchange rates, total sales outside the U.S. were down 6%.  Urgent PC sales of $556,000 increased 27% from $437,000 in the prior fiscal year’s first quarter.  Excluding the impact of fluctuations in foreign currency exchange rates, Urgent PC sales increased 38%.

The Company reported an operating loss of $1.0 million in the fiscal first quarter, compared with a $1.3 million operating loss in the same quarter last year.  Excluding non-cash charges for share-based compensation and depreciation and amortization expense, the non-GAAP operating loss was $561,000 in the first quarter of fiscal 2013, compared with a $934,000 non-GAAP operating loss in the first quarter a year ago.  The decrease was primarily attributable to the increase in sales, which more than offset the increase in R&D, G&A and selling and marketing expenses.

Cash, cash equivalents and cash investments totaled $15.5 million at June 30, 2012 compared with $16.3 million at March 31, 2012.  The Company used $0.7 million of cash for operating activities during the first fiscal quarter of 2013.

“Looking ahead, we are excited about several potential new developments that Uroplasty is pursuing.  Our plans for a pilot study in the U.S.to evaluate the efficacy of Urgent PC in the treatment of bowel incontinence are moving forward.  We have confirmed two sites and are working on the protocol to begin the study late this summer or early fall.  We are also making progress on our efforts to secure a CE Mark in Europe for an implantable tibial nerve stimulator for the treatment of over active bladder.  During fiscal 2013 we anticipate steady sales from Macroplastique and continued growth of Urgent PC, which will position us well for future opportunities,” Mr. Kaysen concluded.

Conference Call

Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fiscal first quarter of 2013.  David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-8631. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) and 303-590-3030 (international), with the passcode 4550883#.

About Uroplasty, Inc.

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom is a global medical company committed to offering transformative treatment options to specialty physicians.  Our products are designed to help providers change the lives of their voiding dysfunction patients and strengthen the efficiency of their practices. Our focus is the continued commercialization of our Urgent® PC Neuromodulation System, the only FDA-cleared system that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder and associated symptoms of urgency, frequency and urge incontinence. We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information

This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our products by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

For Further Information:
Uroplasty, Inc. David Kaysen, President and CEO, or Medi Jiwani, Vice President, CFO, and Treasurer 952.426.6140	EVC Group Jenifer Kirtland/Jamar Ismail (Investors) 415.568.4887 Chris Gale (Media) 646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30
	2012	2011

Net sales	$5,577,123	$4,653,123
Cost of goods sold	755,587	709,566

Gross profit	4,821,536	3,943,557

Operating expenses
General and administrative	1,091,846	1,021,858
Research and development	563,041	455,760
Selling and marketing	3,964,835	3,594,142
Amortization	215,609	212,315
	5,835,331	5,284,075

Operating loss	(1,013,795)	(1,340,518)

Other income (expense)
Interest income	12,578	17,834
Foreign currency exchange (loss) gain	(9,671)	5,308
	2,907	23,142

Loss before income taxes	(1,010,888)	(1,317,376)

Income tax expense	8,467	13,931

Net loss	$(1,019,355)	$(1,331,307)

Basic and diluted loss per common share	$(0.05)	$(0.06)

Weighted average common shares outstanding:
Basic and diluted	20,743,282	20,628,788

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2012	March 31, 2012

Assets
Current assets:
Cash and cash equivalents & short-term investments	$12,790,041	$11,854,127
Accounts receivable, net	2,635,682	2,704,434
Inventories	814,072	698,742
Other	468,052	363,639
Total current assets	16,707,847	15,620,942

Property, plant, and equipment, net	1,135,275	1,171,979
Intangible assets, net	734,711	945,880
Long-term investments	2,685,660	4,429,140
Deferred tax assets	117,181	122,872
Total assets	$21,380,674	$22,290,813

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$724,802	$593,585
Current portion – deferred rent	35,000	35,000
Income tax payable	7,378	17,892
Accrued liabilities:
Compensation	1,365,247	1,576,147
Other	419,533	316,995

Total current liabilities	2,551,960	2,539,619

Deferred rent – less current portion	32,932	42,043
Accrued pension liability	491,562	474,396

Total liabilities	3,076,454	3,056,058

Total shareholders’ equity	18,304,220	19,234,755

Total liabilities and shareholders’ equity	$21,380,674	$22,290,813

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
	June 30
	2012	2011
Cash flows from operating activities:
Net loss	$(1,019,355)	$(1,331,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	288,548	274,102
Loss on disposal of equipment	599	5,996
Amortization of premium on marketable securities	8,091	11,656
Share-based consulting expense	1,623	1,449
Share-based compensation expense	162,435	130,352
Deferred income taxes	(1,117)	(1,462)
Deferred rent	(9,111)	(8,807)
Changes in operating assets and liabilities:
Accounts receivable, net	24,329	68,193
Inventories	(122,672)	(35,090)
Other current assets	(107,267)	(96,533)
Accounts payable	137,599	(94,797)
Accrued liabilities	(106,432)	(329,364)
Accrued pension liability, net	41,029	42,082
Net cash used in operating activities	(701,701)	(1,363,530)

Cash flows from investing activities:
Proceeds from maturity of held-to-maturity marketable securities	3,320,000	1,500,000
Proceeds from maturity of available-for-sale marketable securities	-	2,750,059
Purchases of held-to-maturity marketable securities	-	(3,840,016)
Purchases of available-for-sale marketable securities	(3,218,286)	-
Purchases of property, plant and equipment	(73,902)	(70,865)
Purchase of intangible assets	(4,440)	(10,405)
Net cash provided by investing activities	23,372	328,773

Cash flows from financing activities:
Net proceeds from exercise of options	-	126,550
Net cash provided by financing activities	-	126,550

Effect of exchange rate changes on cash and cash equivalents	(18,642)	5,575

Net decrease in cash and cash equivalents	(696,971)	(902,632)

Cash and cash equivalents at beginning of period	4,653,226	6,063,573

Cash and cash equivalents at end of period	$3,956,255	$5,160,941

Cash paid during the period for income taxes	$18,592	$8,968

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended June 30, 2012 and 2011 was approximately $561,000 and $934,000, respectively.  The decrease in non-GAAP operating loss for the three months ended June 30, 2012 over the corresponding period a year ago is attributed to the increase in net sales and gross profit percent, which more than offset the increase in spending, primarily in selling and marketing.

		Expense Adjustments
Three-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization of Intangibles	Non-GAAP
June 30, 2012
Gross Profit	$4,822,000	$6,000	$9,000		$4,837,000
% of net sales	86.5%				86.7%
Operating Expenses
General and administrative	1,092,000	(86,000)	(47,000)		959,000
Research and development	563,000	(12,000)	(1,000)		550,000
Selling and marketing	3,965,000	(60,000)	(16,000)		3,889,000
Amortization	216,000			$(216,000)	-
	5,836,000	(158,000)	(64,000)	(216,000)	5,398,000

Operating Loss	$(1,014,000)	$164,000	$73,000	$216,000	$(561,000)

June 30, 2011
Gross Profit	$3,944,000	$5,000	$8,000		$3,957,000
% of net sales	84.8%				85.0%
Operating Expenses
General and administrative	1,022,000	(74,000)	(40,000)		908,000
Research and development	456,000	(8,000)	(3,000)		445,000
Selling and marketing	3,594,000	(45,000)	(11,000)		3,538,000
Amortization	212,000			$(212,000)	-
	5,284,000	(127,000)	(54,000)	(212,000)	4,891,000

Operating Loss	$(1,340,000)	$132,000	$62,000	$212,000	$(934,000)